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                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-59592


                                OPEN MARKET, INC.

                PROSPECTUS SUPPLEMENT NO. 1 DATED AUGUST 23, 2001
                     TO THE PROSPECTUS DATED AUGUST 3, 2001


         The information in this prospectus supplement dated August 16, 2001 concerning the selling stockholder updates the statements set forth under the caption "Selling Stockholder" beginning on page 16 of the prospectus dated August 3, 2001. This prospectus supplement should be read in conjunction with the prospectus, which is required to be delivered with this prospectus supplement.


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         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
FACTORS" BEGINNING ON PAGE 7 OF THE PROSPECTUS.


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         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
REGULATORS HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.


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                   Prospectus Supplement dated August 23, 2001

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                               SELLING STOCKHOLDER

         The shares being sold by the selling stockholder are issuable upon:

         o conversion of Series E preferred stock of Open Market sold to the selling stockholder pursuant to a purchase agreement dated March 20, 2001,

         o exercise of a common stock purchase warrant, dated as of March 20, 2001, and

         o        exercise of an adjustment warrant, dated as of March 20, 2001.

         The Series E preferred stock is convertible into shares of our common stock from time to time at the option of the selling stockholder by dividing:

         o the liquidation preference for the Series E preferred stock multiplied by the number of shares of preferred stock being converted, by

         o        the conversion price then in effect.

         The liquidation preference for the Series E preferred stock is equal to the sum of

         o        $1,000 per share, plus

         o dividends accrued but not paid on the Series E preferred stock, plus monthly delay payments that are penalty payments that we may be required to pay to the selling stockholder if this registration statement is not effective or if we are unable to maintain the effectiveness of the registration statement.

         On August 16, 2001, we entered into a waiver and modification agreement with the selling stockholder which modifies the terms of the Series E preferred stock as described below.

         Under the terms of the waiver and modification agreement, the selling stockholder agreed:

         o that upon a permitted change of control it will waive its mandatory repurchase right, which right requires us, upon a change in control, to repurchase any and all of the selling stockholder's shares of Series E preferred stock at a price equal 115% of such selling stockholder's liquidation preference then in effect.

         o that all Series E preferred stock which, upon a permitted change of control, have not already been converted into our common stock shall be so converted immediately prior to the closing of such permitted change of control.

         o that in lieu of all dividends payable with respect to the Series E preferred stock through the date of the waiver and modification agreement, it will receive an additional number of shares of our common stock with an aggregate value of


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                  $100,000. From and after August 7, 2001, no further dividends will be paid or payable with respect to the Series E preferred stock, provided that if no permitted change of control is announced by August 18, 2001, dividends will be accrued as if no such suspension had occurred.

         Under the waiver and modification agreement, a permitted change of control is a transaction in which:

         o at least 50% of the outstanding shares of our common stock are converted or exchanged into securities of an acquiror which are listed for trading on a national securities exchange or the Nasdaq National Market and where, as of the last trading date prior to the date of the public announcement of the potential change of control transaction (x) the value of the acquiror securities and other consideration into which each share of our common stock would be converted or exchanged is at least $1.00, and (y) the aggregate market value of all outstanding securities of the acquiror exceeds $100 million;

         o a registration statement on Form S-3 relating to the shares of our common stock issuable upon conversion of the Series E preferred stock and exercise of the common stock purchase warrants has been declared effective by the SEC, and no stop order or other suspension of such effectiveness, or restriction on the ability of the selling stockholder to sell our common stock under the registration statement, has occurred for at least 20 trading days prior to the closing of the change of control transaction; and

         o the acquiror files a registration statement on Form S-4 registering all acquiror securities issuable upon conversion of all shares of our common stock held by the selling stockholder which are outstanding as of the closing of the change in control transaction and as of such closing assumes all outstanding warrants and registration rights with respect to such warrants held by the selling stockholder.

         We believe that our proposed merger with divine, inc. announced on August 16, 2001 will constitute a permitted change of control under the waiver and modification agreement. As a result, the conversion price of the Series E preferred stock, which as of August 16, 2001 was $1.5262 per share, would be modified under the waiver and modification agreement as follows:

         o With respect to the first 2,500 shares of Series E preferred stock converted, the conversion price is the greater of (x) the lesser of (A) $0.75 or (B) the per share value, or (y) 85% of the average of the daily volume weighted average price of our common stock, as reported on Nasdaq, for the 3 trading days or 20 trading days (whichever average is lower) preceding and excluding the date of the public announcement of a permitted change of control, provided that in no event shall this price exceed $1.00;

         o With respect to the remaining 2,500 shares of Series E preferred stock, the conversion price is the greater of (x) the lesser of (A) $0.75 or (B) the per share value, or (y) 90% of the average of the daily volume weighted average price of


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                  our common stock, as reported on Nasdaq, for the 3 trading days or 20 trading days (whichever average is lower) preceding and excluding the date of the conversion, provided that in no event shall this price exceed $1.30. In addition, for every share of Series E preferred stock which is converted at this price, we will issue to the selling stockholder an additional number of our shares of common stock equal to $40.00 divided by the applicable price.

         Under the waiver and modification agreement, the term "per share value" means the per share value of the acquiror securities and other consideration into which each share of our common stock would be converted or exchanged on the date the permitted change in control transaction is announced.

         In connection with the sale of Series E preferred stock to the selling stockholder, we issued common stock purchase warrants to purchase 917,297 shares of our common stock at a price of $1.9078 per share. The exercise price was changed to $1.35 per share pursuant to the terms of the waiver and modification agreement. The common stock purchase warrants are exercisable for a period of five years. The exercise price of the common stock purchase warrant is subject to adjustment as follows:

         o In the event of any stock splits, stock dividends, other distributions, subdivisions or combinations of our common stock, then the exercise price would be adjusted by multiplying the exercise price by a fraction, the numerator of which is the number of shares of common stock outstanding before the event and the denominator is the number of shares of common stock outstanding after the event.

         o In the event that we issue any shares of our common stock at a price per share below the exercise price, then the exercise price would be adjusted by multiplying the exercise price by a fraction, the numerator of which is the sum of (1) the number of shares of our common stock outstanding immediately prior to the sale or issuance, plus (2) the number of shares of our common stock that could be purchased at the exercise price with the aggregate consideration received by us in the sale or issuance, and the denominator of which is the number of shares of our common stock outstanding immediately after the sale or issuance.

         If there is an adjustment in the exercise price of the warrant, the number of shares issuable upon exercise of the warrant shall be inversely proportionately increased or decreased, as the case may be, such that the aggregate purchase price for the shares issuable upon exercise in full of the warrant shall remain the same.

         At the time of the issuance of the Series E preferred stock, we also issued additional warrants which we refer to as adjustment warrants. The adjustment warrants were issued because under the terms of our Amended and Restated Certificate of Incorporation, the selling stockholder is restricted from beneficially owning at any given time more than 9.9% of the total number of issued and outstanding shares of our common stock. If, at any time, the sum of


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         o        the number of shares of our common stock owned by the selling stockholder, plus

         o the number of shares of our common stock that the selling stockholder could receive within 60 days through conversion of any convertible security, including the Series E preferred stock, or exercise of any right, option or warrant, would result in the selling stockholder beneficially owning more than 9.9% of our outstanding common stock, then the convertible securities, rights, options or warrants which would represent ownership in excess of 9.9% of our outstanding common stock will be reflected in the adjustment warrant. Accordingly, the adjustment warrants represent the selling stockholder's right to beneficial ownership of shares of our common stock, or securities convertible into or exchangeable for common stock, in excess of an amount equal to 9.9% of our outstanding common stock. The adjustment warrants are generally exercisable within 60 days of any date only to the extent and in such amount that, if exercised, would not result in the selling stockholder beneficially owning in excess of 9.9% of our common stock. Notwithstanding the foregoing, in no event will the selling stockholder be entitled to convert Series E preferred stock and exercise warrants for more than 9,369,113 shares in the aggregate, or 19.99% of our outstanding common stock on March 20, 2001.

         In accordance with the registration rights granted to the selling stockholder, Open Market has filed with the SEC a Registration Statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the shares from time to time on the Nasdaq National Market, in privately negotiated transactions or otherwise, and has agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep such registration statement effective until the shares are no longer required to be registered for the sale thereof by the selling stockholder.

         The actual number of shares of common stock covered by this prospectus, and included in the registration statement of which this prospectus is a part, includes additional shares that may be issued upon exercise of the warrants, including shares that may be issued upon exercise as a result of adjustment mechanisms in the warrants. The following table sets forth, to our knowledge, certain information about the selling stockholder as of August 9, 2001.

         Beneficial ownership is determined in accordance with the rules promulgated by the SEC, and includes voting or investment power with respect to shares. The selling stockholder named in the table below shares voting and investment power with respect to its shares of common stock with The Palladin Group, L.P., a Texas limited partnership. Yarmouth Investments Ltd., a Cayman Islands exempted company, is the sole general partner of Halifax. Palladin Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Palladin. Palladin is the investment advisor of Halifax. Because its beneficial ownership arises solely from its status as the investment advisor of Halifax. Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Open Market common stock. Yarmouth and Palladin Capital Management are controlled by Jeffrey Devers. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder named below.


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

                                    SHARES OF COMMON STOCK        NUMBER OF SHARES   SHARES OF COMMON STOCK TO BE
                                  BENEFICIALLY OWNED PRIOR TO     OF COMMON STOCK      BENEFICIALLY OWNED AFTER
NAME OF SELLING STOCKHOLDER              OFFERING (1)              BEING OFFERED             OFFERING (1)
---------------------------       ---------------------------     ----------------   ----------------------------
                                    NUMBER         PERCENTAGE                           NUMBER        PERCENTAGE
                                    ------         ----------                           ------        ----------
Halifax Fund, L.P. (2).....       4,193,408           8.2%            4,193,408           0               0%

--------------------------
(1) We do not know when or in what amounts the selling stockholder may offer shares for sale. The selling stockholder may not sell any or all of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholder after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholder.

(2) Pursuant to the terms of Open Market's Amended and Restated Certificate of Incorporation and the warrants, the selling stockholder is restricted from beneficially owning more than 9.9% of the total number of issued and outstanding shares of Open Market common stock at any one time, except as otherwise set forth therein.

         The selling stockholder is an institutional investor and is in the business of investing in securities for its own account. It does not conduct underwriting or broker/dealer activities and does not control, and is not controlled by, any registered broker/dealer. While the controlling person of the investment manager of the selling stockholder is also the controlling person of a registered broker/dealer, that broker/dealer does not and will not, have any interest, direct or indirect, in Open Market. Furthermore, Open Market has been advised by the selling stockholder that (i) the selling stockholder is an affiliate of a registered broker/dealer due solely to being under common control with such registered broker/dealer, (ii) the registered broker/dealer was not involved in the purchase of the shares of Series E preferred stock and warrants and will not be involved in the ultimate sale of the underlying common stock,
(iii) that the selling stockholder purchased the shares of Series E preferred stock and warrants in the ordinary course of business, and (iv) that at the time the selling stockholder purchased the shares of Series E preferred stock and warrants, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

         The selling stockholder has not held any position or office with, and has not otherwise had a material relationship with, us or any of our subsidiaries within the past three years. Granite Financial Group, Inc. served as our placement agent in connection with the transaction that resulted in the issuance of the shares of common stock covered by this prospectus to Halifax Fund, L.P. We paid Granite a fee of $200,000 for its services in connection with this private placement.


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